FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                For April 9, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F     X            Form 40-F
                          ______                       _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                   No    X
                         _____              _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1.
- Press release dated April 9, 2003

                                   SIGNATURES




      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                        (Registrant)



Date: April  9, 2003                        By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1

                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                        Wednesday, April 9, 2003

                 MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES
                SUBSCRIBER GROWTH FOR THE FIRST QUARTER OF 2003

                        o 28% annual growth in total subscribers*
                     o 25% annual growth in proportional subscribers*
                  o 45% annual growth in pre-paid subscribers in Asia
                o 29% annual growth in pre-paid subscribers in Latin America*

New York and Luxembourg -- April 9, 2003 -- Millicom International Cellular S.A.
(MIC) (Nasdaq Stock Market: MICC), the global telecommunications investor, announced today that in the first quarter of 2003 its worldwide operations in Asia, Latin America* and Africa added 245,803 net new cellular subscribers or 178,416 subscribers on a proportional basis.

At March 31, 2003, MIC's worldwide cellular subscriber base* increased by 28% to 4,248,714 cellular subscribers from 3,331,533 as at March 31, 2002. Particularly significant percentage increases were recorded in Ghana, Cambodia, Sir Lanka and Vietnam.

At March 31, 2003, MIC had 2,962,603 proportional cellular subscribers*, an increase of 25% from the 2,369,603 proportional subscribers reported at March 31, 2002.

Cellular Operations (i)




                      Proportional (ii)   Proportional (ii)   Annualized    Total              Total
                      Subs at             Subs at             Increase      Subs at            Subs at           Annualized
                      March 31, 2003      March 31, 2002                    March 31, 2003     March 31, 2002    Increase

Asia                          1,308,969             971,781          35%         2,110,494          1,514,687           39%

Latin America*                1,422,825           1,215,157          17%         1,814,199          1,534,668           18%

Africa                          230,809             182,665          26%           324,021            282,178           15%
                    ---------------------------------------------------------------------------------------------------------
Total Cellular Ops*           2,962,603           2,369,603          25%         4,248,714          3,331,533            28%
                    =========================================================================================================


(i)     All numbers and comparatives exclude divested operations, including Celcaribe in Colombia, which was sold in February 2003

(ii)    Proportional subscribers are calculated as the sum of MIC's percentage ownership of subscribers in each operation.

*       Excluding El Salvador and divested operations


Within the 2,962,603 proportional cellular subscribers* reported at the end of the first quarter, 2,641,734 were pre-paid customers, representing a 34% increase on the 1,976,407 proportional prepaid subscribers* recorded at the end of March 2002. Pre-paid subscribers currently represent 89% of gross reported proportional cellular subscribers.

     Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in six countries. MIC also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 16.8 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

     This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

     All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls                                      Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                     Telephone: +44 (0) 20 7321 5022
Shared Value Ltd, London

Visit MIC's homepage at http://www.millicom.com